Industry Canada / Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Avalon Advanced Materials Inc.

Corporate name / Dénomination sociale

777464-8

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Virginie Ethier

Director / Directeur

2016-02-24

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada Industrie Canada

Form 4 Articles of Amendment

Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4 Clauses modificatrices

Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Avalon Rare Metals Inc.

2 Corporation number
Numéro de la société
777464-8

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Avalon Advanced Materials Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Jim Andersen

Jim Andersen
416-947-0848

Canada